AIM INVESTMENTS[SM]

40-33
Branch 18
811-7758

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

RECEIVED BY THE BRANCH OF DOCUMENT
CONTROL
SEP 7 2004
FROM L H
BY

August 3, 2004

04041679

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

PROCESSED
SEP 09 2004
THOMSON
FINANCIAL

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-070804SEC.doc
070804 (1) vxv

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Plaintiff's Certificate of Financially Interested Parties** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund

AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATED DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE,	)	**CIVIL ACTION NO. H-04-2587**
Plaintiff,	)	
vs.	)	
AIM MANAGEMENT GROUP, INC., ET AL.,	)	**JURY TRIAL DEMANDED**
Defendants.	)	

PLAINTIFF'S CERTIFICATE OF FINANCIALLY INTERESTED PARTIES

TO THE HONORABLE UNITED STATES DISTRICT JUDGE:

COMES NOW Plaintiff, Richard Tim Boyce, through his attorneys, and files this Certificate of Financially Interested Parties and would respectfully show the Court that the following parties may have financial interest in this litigation:

1. Plaintiff, Richard T. Boyce

2. The Putative Class, described as:

   "...persons or entities who purchased, redeemed or held shares or like interests in any of the AIM Funds between May 10, 1999 and November 17, 2003, inclusive..."

3. AMVESCAP PLC is one of the largest independent global investment managers in the world and the parent of Defendants, AIM Investment Services, Inc. and INVESCO Funds Group, Inc.

4. Defendant AIM Investment Services, Inc. represents investment management companies under the AIM and INVESCO brand names.

ORIGINAL

3

5. Defendant INVESCO Funds Group, Inc. is an indirect wholly-owned subsidiary of AMVESCAP PLC and at all relevant times the investment advisor to the INVESCO Funds. INVESCO continues to serve as the investment advisor to INVESCO Variable Investment Funds, Inc.

6. Defendant AIM Management Group, Inc. is the parent company if AIM Advisors, Inc.

7. Defendant AIM Advisors, Inc. serves as investment advisor to the AIM/INVESCO Funds and many other mutual funds.

8. Defendants, Robert H. Graham, Mark H. Williamson, Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Penncock, Ruth H. Quigley and Louis S. Sklar were, during relevant periods of time, trustees or officer/directors of the AIM/INVESCO Funds, including the AIM European Funds.

9. Attorneys for Plaintiff known to Mr. Bilek (Plaintiff's attorney herein):

a. Thomas E. Bilek
Hoeffner & Bilek, L.L.P.
440 Louisiana St., Suite 720
Houston, Texas 77002
Telephone: 713/227-7720
Facsimile: 713/227-9404

b. Richard A. Maniskas
Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Telephone: (610) 667-7706
Facsimile: (610) 667-7056

Dated: July 16, 2004.

Thomas E. Bilek
Federal Bar No. 9338
State Bar No. 02313525

ATTORNEY IN CHARGE OF PLAINTIFFS

OF COUNSEL:

HOEFFNER & BILEK, L.L.P.
440 Louisiana St., Ste. 720
Houston, Texas 77002
Telephone: 713-227-7720
Facsimile: 713-227-9404

SCHIFFRIN & BARROWAY, LLP
Richard A. Maniskas
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004
Telephone: (610) 667-7706
Facsimile: (610) 667-7056

Attorneys for Plaintiff